UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn,  SC 29644
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AVX Corporation Retirement Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.   The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina

June 24, 2013

 AVX CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2011 and 2012

Assets	2011	2012
Investments, at fair value:
AVX Corporation Common Stock	$10,838,216	$9,959,458
Kyocera Corporation American Depository Shares	5,035,460	5,246,779
Pooled Separate Account, at fair value	21,117,469	-
Guaranteed Deposit Account, at fair value	-	20,450,622
Money Market Fund	478,666	262,008
Mutual Funds	64,084,554	72,145,459
Total Investments	101,554,365	108,064,326

Receivables:
Employer contributions	1,658,139	1,527,762
Participant contributions	63,867	58,986
Notes receivable from participants	1,937,476	1,952,975
Total receivables	3,659,482	3,539,723
Net assets available for benefits at fair value	105,213,847	111,604,049
Adjustment from fair value to contract value for fully benefit-responsive contracts	219,774	361,454
Net assets available for benefits	$105,433,621	$111,965,503

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2012

2012
Investment income:
Net appreciation in fair value of investments	$7,375,668
Interest and dividends	2,166,761
Net investment income	9,542,429

Interest income from notes receivable from participants	94,642

Contributions:
Participant	1,998,707
Employer	3,720,327

Total contributions	5,719,034

Transfers into Plan from related plan	110,268

Total additions	15,466,373

Deductions from net assets attributed to:
Benefits paid to participants	8,902,305
Administrative expenses	32,186

Total deductions	8,934,491

Net increase	6,531,882

Net assets available for benefits:
Beginning of year	105,433,621
End of year	$111,965,503

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation (“the Company”) makes a matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in.

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant’s beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant’s account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock  (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

401(k) and Discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $50,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,500 to the Plan once the participant meets the Maximum Elective Deferral Limit of $17,000 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year.

The Company will match the first three percent (3%) of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The accompanying financial statements recognized Company discretionary contributions related to 2012 of $1,531,650 approved by the Board of Directors in the Plan year that were paid in March 2013.

Vesting:

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following tables:

	Vested Percentage
	Discretionary Contribution
	Employed on/after January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	20%	30%
3 years but less than 4	40%	40%
4 years but less than 5	60%	60%
5 years but less than 6	80%	80%
6 years and thereafter	100%	100%

	Vested Percentage
	Discretionary Contribution
	Employed and Terminated Employment
	prior to January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	15%	30%
3 years but less than 4	30%	40%
4 years but less than 5	45%	50%
5 years but less than 6	60%	60%
6 years but less than 7	80%	80%
7 years or more	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributed 5% of each participant's eligible compensation for the year.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred. These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2011 and 2012, interest rates ranged from 4.75% to 9.75%.

No allowance for credit losses has been recorded as of December 31, 2011 or 2012.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions.  At December 31, 2011 and 2012,  the net forfeited balance totaled $29,507 and $20,441, respectively. Throughout the year ended December 31, 2012,  forfeitures of $49,128 were used to reduce employer contributions.  No forfeitures were used to pay administrative costs during the current year.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2011 and 2012.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices or other determined market value on the last business day of the year. Dividend income is recorded on the ex-dividend date. Other income from investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the reporting year.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and expensed when they are incurred.  The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participant is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date.  The Plan’s management performed an evaluation as of June 24, 2013, the date the financial statements were issued, and did not identify any subsequent events since the date of the statement of net assets available for benefits requiring adjustment to or disclosure in the financial statements.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

New Accounting Standards:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The ASU was effective for reporting periods beginning after December 15, 2011 and was adopted by the Plan effective January 1, 2012.   The adoption did not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2011 and 2012,  are as follows:

	2011	2012
AVX Corporation Common Stock	$10,838,216	$9,959,458
NY Life Insurance Company Anchor Account I	21,117,469	*
NY Life Guaranteed Deposit Account	*	20,450,622
Janus Balanced Fund	7,900,620	8,800,519
MainStay S&P 500 Index Fund	6,316,570	6,979,420
MainStay Large Cap Growth Fund	5,712,177	6,504,122
Columbia Select Large-Cap Value Fund	13,140,009	13,049,880
American EuroPacific Growth Fund	7,573,298	7,992,243
Wells Fargo Special Mid-Cap Value Fund	7,286,487	7,272,911
PIMCO Total Return Fund	9,238,549	10,543,435

*Amount was less than 5% of the Plan’s total net assets available for benefits for the Plan Year.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$(1,667,266)
Kyocera Corporation American Depository Shares	699,132
Guaranteed Deposit Account	(246,083)
Mutual Funds	8,589,885
Total	$7,375,668

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	13,140,009	13,140,009	-	-
Large Cap Growth	6,013,446	6,013,446	-	-
Large Cap Blend	21,790,488	21,790,488	-	-
Mid Cap Blend	7,286,487	7,286,487	-	-
Small Cap Value	1,265,704	1,265,704	-	-
Fixed Income	10,831,027	10,831,027	-	-
Target Retirement	3,757,393	3,757,393	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	478,666	478,666	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	21,117,469	-	21,117,469	-
Common Stock:
Kyocera Corporation American Depository Shares	5,035,460	5,035,460	-	-
AVX Corporation Common Stock	10,838,216	10,838,216	-	-
Total	101,554,365	80,436,896	21,117,469	-

		Based on
	Fair Value at December 31, 2012	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$13,049,880	$13,049,880	$-	$-
Large Cap Growth	7,528,277	7,528,277	-	-
Large Cap Blend	23,772,182	23,772,182	-	-
Mid Cap Blend	7,272,911	7,272,911	-	-
Small Cap Value	1,708,913	1,708,913	-	-
Fixed Income	13,038,769	13,038,769	-	-
Target Retirement	5,774,527	5,774,527	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	262,008	262,008	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	20,450,622	-	-	20,450,622
Common Stock:
Kyocera Corporation American Depository Shares	5,246,779	5,246,779	-	-
AVX Corporation Common Stock	9,959,458	9,959,458	-	-
Total	$108,064,326	$87,613,704	$-	$20,450,622

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2012.

Year Ended December 31, 2012
Balance, beginning of period	$ -
Net realized and unrealized losses	(246,083)
Purchases	22,284,034
Settlements	(1,587,329)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 20,450,622

Assets valued using Level 1 inputs in the table above represent assets from the Plan, including common stock, ADS, mutual funds, and money market funds.

Assets valued using Level 2 inputs in the table above represent assets from the Plan, including a pooled separate account held at December 31, 2011.

Assets valued using Level 3 inputs in the table above represent assets from the Plan, including a guaranteed deposit account held at December 31, 2012.

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2012.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Pooled Separate Account

At December 31, 2011 the Plan also held an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2011 was 2.67%. For the year ended December 31, 2011, the average yield credited to participants in the Plan was 3.17%. There were no valuation reserves recorded that were associated with the pooled separate account in 2011. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

The Plan disposed of its holdings in the pooled separate account during the year ended December 31, 2012, replacing this holding with the guaranteed deposit account described below.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”). The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive. Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC. NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.35% at December 31, 2012 and the average yield credited to participant accounts was 2.35% for the year ended December 31, 2012.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2011	2012
Net Assets:
AVX Corporation Common Stock	$5,061,944	$4,717,253

For the year ended December 31, 2012
Change in Net Assets:
Contributions	$786,096
Dividends	121,423
Fees	(408)
Net depreciation	(792,383)
Benefits paid to participants	(312,538)
Transfers to participant-directed investments	(146,881)
Total	$(344,691)

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2011 advising that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2009.

8.	Related-Party Transactions:

Notes receivable from participants  and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS. As of December 31, 2011, the Plan held investments of $10,838,216 or 849,390 shares of AVX Stock and $5,035,460 or 63,101 shares of Kyocera ADS.  As of December 31, 2012, the Plan held investments of $9,959,458 or 923,883 shares of AVX Stock and $5,246,779 or 57,436 shares of Kyocera ADS.

The Plan paid administrative expenses of $32,186 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2012.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2011	2012
Net assets available for benefits per the financial statements	$105,433,621	$111,965,503
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	219,774	361,454
Net assets available for benefits per Form 5500	$105,213,847	$111,604,049

For the year ended December 31, 2012
Net increase in net assets available for benefits per the financial statements	$6,531,882
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	(141,680)
Net increase in net assets available for benefits per Form 5500	$6,390,202

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 24, 2013

AVX CORPORATION RETIREMENT PLAN

PN: 001

EIN: 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$11,379,628	$9,959,458

*	Kyocera Corporation	American Depository Shares	**	5,246,779

*	NY Life Insurance Company Guaranteed Interest Account	Guaranteed Deposit Account	**	20,450,622

*	PIMCO Money Market Fund	Money Market Fund	**	262,008

	Columbia Select Large-Cap Value Fund	Mutual Fund	**	13,049,880
	Janus Balanced Fund	Mutual Fund	**	8,800,519
	JP Morgan SmartReturn Income Select	Mutual Fund	**	225,925
	JP Morgan SmartReturn 2015 Select	Mutual Fund	**	1,155,221
	JP Morgan SmartReturn 2020 Select	Mutual Fund	**	999,440
	JP Morgan SmartReturn 2025 Select	Mutual Fund	**	1,600,604
	JP Morgan SmartReturn 2030 Select	Mutual Fund	**	281,794
	JP Morgan SmartReturn 2035 Select	Mutual Fund	**	581,522
	JP Morgan SmartReturn 2040 Select	Mutual Fund	**	438,613
	JP Morgan SmartReturn 2045 Select	Mutual Fund	**	383,637
	JP Morgan SmartReturn 2050 Select	Mutual Fund	**	107,771
	RidgeWorth Small-Cap Value Equity	Mutual Fund	**	1,708,913
	Oppenheimer Dev Markets Fund	Mutual Fund	**	1,024,155
*	MainStay S&P 500 Index Fund	Mutual Fund	**	6,979,420
*	MainStay Large Cap Growth	Mutual Fund	**	6,504,122
	PIMCO Real Return Admin Fund	Mutual Fund	**	2,495,334
	PIMCO Total Return Fund	Mutual Fund	**	10,543,435
	American EuroPacific Growth Fund	Mutual Fund	**	7,992,243
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	7,272,911
				72,145,459

*	Notes Receivable from Participants ***	Interest rates ranging from 4.75% - 9.75% and maturing through 2015.	**	1,952,975

				$110,017,301

*  Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

*** FASB-issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.